Ladenburg Thalmann & Co. Inc.
999 Vanderbilt Beach Road, Suite 200
Naples, Florida 34108

December 7, 2018

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:
TENAX THERAPEUTICS, INC.

Registration Statement on Form S-1 (Registration No. 333-228212)

Concurrence in Acceleration Request

Ladies and Gentlemen:

Ladenburg Thalmann & Co. Inc. (“Ladenburg”), as representative of the underwriters for the above-referenced offering, hereby concurs in the request by Tenax Therapeutics, Inc. that the effective date of the above-referenced registration statement be accelerated to 12:30 p.m. (Eastern Time), or as soon as practicable thereafter, on December 7, 2018, pursuant to Rule 461 under the Securities Act. Ladenburg affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

LADENBURG THALMANN & CO. INC.

By:
/s/ Nicholas Stergis

Name: Nicholas Stergis

Title: Managing Director